                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     FORM 12B-25


                             NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-2642


    (Check one):        /X/ Form 10-K and Form 10-KSB   / / Form 11-K
    / / Form 20-F       / / Form 10-Q and Form 10-QSB   / / Form N-SAR


    For period ended              DECEMBER 31, 1996
                        ---------------------------------------------------

/ /  Transition Report on Form 10-K and Form 10-KSB
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q and Form 10-QSB
/ /  Transition Report on Form N-SAR


    For the transition period ended
                                       -----------------------------------

    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                      ---------------------


----------------------------------------------------------------------------

                                        PART I
                                REGISTRANT INFORMATION

    Full name of registrant  TRIDENT ROWAN GROUP, INC.
                             ----------------------------------------------
    Former name if applicable

                             TWO WORLDS FAIR DRIVE
----------------------------------------------------------------------------
              Address of principal executive office (STREET AND NUMBER)

                               FRANKLIN TOWNSHIP
----------------------------------------------------------------------------

    City, State and Zip Code            SOMERSET, NEW JERSEY 08873
                              ----------------------------------------------



                                       PART II
                                RULE 12B-25(B) AND (C)


    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    /X/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                       PART III
                                      NARRATIVE


    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    Management of the Company has devoted much of its resources in recent months to certain significant events, including the proposed and ultimately terminated merger with The Carey Winston Company, the proposed sale by Finprogetti S.p.A. of 1,635,000 shares of Trident Rowan's common stock to Tamarix Investors, Ltd. and certain governance relationships appurtenant thereto, and to preparations relating to the Company's Registration Statement on Form S-1 filed on February 11, 1997 and expected to be amended shortly. The allocation of management resources delayed the completion of the preparation of the Company's Annual Report on Form 10-K by a few days.



                                       PART IV
                                  OTHER INFORMATION


    (1) Name and telephone number of person to contact in regard to this notification.

            DAVID LERNER                                   212-735-8609
-------------------------------------------------------------------------------
         (Name)                                (Area Code)  (Telephone Number)



    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                /X/ Yes   / / No


    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /X/ Yes   / / No


    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                       12b25-3

The following is a quantitative and narrative summary of the results of operations which the Company expects to report on its Form 10-K:


                                        Year Ended          Year Ended
                                       December 31          December 31
                                          1996                 1995
                                     ---------------       ------------
                                         Lire m.              Lire m.

Net sales                           96,806     100.0%      72,253   100.0%
Cost of sales                      (84,165)    (86.9%)    (62,808)  (86.9%)
                                  --------               --------


                                    12,641      13.1%       9,445    13.1%
Selling, general and
  administrative expenses          (21,430)     22.1%)
                                   (16,230)     22.5%)
Research and development            (1,177)     (1.2%)       (602)   (0.8%)
Rental income                        1,483      1.5%          770     1.1%
                                  --------               --------
Operating loss                      (8,483)    (8.8%)      (6,617)   (9.2%)

Impairment losses for
  real estate properties            (4,180)    (4.3%)
                                         -     -
Other income, net                    1,452      1.5%          513     0.7%
Interest expense                    (6,563)    (6.8%)      (4,458)   (6.2%)
Interest income                      3,747      3.9%        4,452     6.2%
                                  --------               --------
Loss before income taxes and
  minority interests               (14,027)   (14.5%)
                                    (6,110)    (8.5%)

Income taxes                          (595)    (0.6%)        (420)   (0.6%)

Minority interests                    (379)    (0.4%)        (450)   (0.6%)
                                  --------               --------
Net loss                           (15,001)   (15.5%)      (6,980)   (9.7%)
                                  --------               --------
                                  --------               --------

NET SALES

                                       Year ended December 31
                                    1996                   1995
                                    ----                   ----
                                   Lire m.                Lire m.

Motorcycles                         77,620                 64,671
Steel Tubes                         17,313                  5,838
Corporate and Other                  3,513                  2,458
Intersegment eliminations          (1,644)                  (712)
                                  --------               --------
                                    96,806                 72,253
                                  --------               --------
                                  --------               --------



     OVERALL. Net sales increased 34% in 1996 compared to 1995, principally as a result of a 20% increase in sales of Moto Guzzi motorcycles and spare parts and a 197% increase in sales of steel tubing from the inclusion of L.I.T.A. for a full year, compared to 5 months in 1995.

     MOTO GUZZI. Net sales of motorcycles and spare parts to unaffiliated third parties increased in 1996 over 1995 by 23.2 % and 1.4% respectively. Growth in motorcycle sales principally derives from increased volumes. Units sold by Moto Guzzi S.p.A., the Italian manufacturing operation,



                                       12b25-4
increased from 5,198 in 1995 to 6,050 in 1996 (excluding sales of Benelli inventory in 1995). Sales of the largest units, those with engine displacement greater than 750cc, increased only by 6% in 1996 over 1995. Sales of large units were held back in 1996 by delays in introducing the new Centauro model. Sales of 750cc units, principally the Nevada 750 model, increased by 68% and sales of units under 750 cc was unchanged from 1995. The growth in spare part sales is attributable to the contribution of Moto America Inc. Sales of spare parts by the Company's Italian spare parts distribution subsidiary were limited by a relocation of its warehouse during the year. Overall, the acquisition of Moto America Inc. did not have a material effect on net sales in 1996 compared to 1995.

     L.I.T.A. Net sales for fiscal 1996 increased 19.0% over fiscal 1995. This growth reflects volume increases of 23.3% to 12,056 tons and decreases in selling prices due to falling steel prices, principally in the first and second quarter. Volume growth has been achieved by entering export sales which amounted to 8.7% in 1996 compared to 1.2% in 1995 and growth in domestic (Italian) markets.

     COST OF SALES AND MARGINS. Overall, margins remained constant at 13.1%. Margins at Moto Guzzi increased from 13.1% to 15.3% largely as a result of the absence of exceptional costs from writedowns of tooling and inventories following the strategic decision to abandon production of smaller "Moto Guzzi" and "Benelli" models which had negatively impacted 1995 margins. Margins at L.I.T.A. fell from 22% in the 5 months to December 31, 1995 to 7% for 1996, principally as a result of losses on inventory holdings caused by sharp raw material decreases in the first half of 1996.

     MOTO GUZZI. Margins in 1996 benefitted from higher volumes, which had the effect of lowering per unit fixed costs, but were negatively impacted by higher costs from the outsourcing of components. Sales price increases implemented in March 1996 averaged 5%. The Company's plan foresaw that the gains from volume increases in 1996 would exceed the extra cost of outsourcing, but this was not realized in 1996 due to the loss of approximately 400 units in the autumn, as described below. Unit production (completed units) by quarter was as follows:

                                        1996      CHANGE         1995

First Quarter                           1,520      87.2%          812
Second Quarter                          1,760      21.0%         1,455
Third Quarter                           1,103     (11.1%)        1,241
Fourth Quarter                          1,644     ( 3.6%)        1,706
                                       ------                    -----
                                        6,027     15.6%          5,214
                                       ------                    -----
                                       ------                    -----

     Production delays occurred in August due to late delivery of parts by suppliers. In September, the Company commenced production of its new Centauro model which temporarily slowed production rate. In late November 1996, the Company unit output was again limited due to production problems at suppliers and strikes connected with the renewal of national labor contracts. In consequence, the Company fell short of its production targets by approximately 400 units.

     Cost of sales at Moto Guzzi was adversely impacted by inflationary increases in raw material prices and wages and increased costs for purchases of components which had previously been


                                       12b25-5
manufactured in-house. Aluminum prices, which had been a significant factor in raw material cost increases in 1995, were stable in 1996, with a decrease in the second half of the year, which helped to offset price rises of other components. Total production labor costs increased by 8.0% in 1996 compared to 1995, as a consequence of an increase in the number of employees and effects of pay increases, offset by reduced overtime hours of 7.7% compared to 9.6% in 1995.

     L.I.T.A. Costs of sales and margins were significantly affected by a fall in steel prices averaging 22% in the first half of 1996. The Company purchased steel at market prices at the time but when finished goods were sold, their selling price reflected the falling steel price and a loss on inventories resulted. The negative effect of these losses on margins for 1996 is estimated at Lit. 600 million. Raw material prices stabilized in the second half of 1996 and margins recovered in the fourth quarter.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The increase in selling, general and administrative expenses results principally from the inclusion of the costs of the Company's enlarged structure following the Finprogetti acquisition for a full year against 6 months in 1995, increases at Moto Guzzi for higher business levels and expenses to improve logistics and management informations systems and the acquisition of Moto America, Inc. In 1996, the Company also sustained substantial non- recurring legal, accounting and tax advisory fees in connection with its share repurchase program, internal restructuring and reorganization and in connection with the agreement, subsequently terminated by mutual agreement, to acquire Carey Winston.

     RESEARCH AND DEVELOPMENT. Amounts of research and product development relating to Moto Guzzi, have increased in respect of planned new models and continuing development of existing models.

     RESERVES AGAINST REAL ESTATE. The Company recorded a reserve of Lit. 2,500 million in the third quarter of 1996 following the expiration of an option held by third parties to acquire the Company's interest in undeveloped land in Sardinia, Italy. The market value of this property in Sardinia had decreased in 1996 and changes in rules and practices by local and regional government relating to construction permits and environmental authorizations increased uncertainties in respect of development potential. Also in the third quarter, the Company recorded reserves of Lit. 450 million for extraordinary maintenance in respect of its Cologne, Italy property. Further reserves of Lit. 1,230 million were recorded in the fourth quarter to reflect the terms of an agreement to sell the property made in March 1997.

     RENTAL INCOME.   The increase reflects the inclusion of the operations
acquired from Finprogetti for a full year against inclusion for 6 months in 1995, plus a small increase in rentals for inflationary adjustments.

     OTHER INCOME, NET. Other income in 1996 primarily consists of gains of sales of assets for Lit. 1,211 million (1995 - Lit. 321 million), a government grant of Lit. 450 million received by Moto Guzzi in respect of research and development in prior years and Lit. 527 million (1995 - Lit. 547 million) of miscellaneous items offset by currency losses of Lit. 848 million (1995 - Lit. 443 million). Gains on disposals of assets primarily related to disposals of two surplus properties, one in Rome, Italy and in one in Baltimore, MD. Other income, net also includes, in both 1996 and


                                       12b25-6

1995, finance income and expense relating to factoring operations acquired as part of the Finprogetti acquisition which are being wound down, with no significant net income in either year from such operations.

     INTEREST EXPENSE AND INTEREST INCOME. Higher interest expense in 1996 primarily resulted from the inclusion of real estate loans acquired as part of the Finprogetti transaction for a full 12 months compared to 6 months in 1995 and in respect of increased interest expense on advances from banks which have financed the growth of Moto Guzzi and L.I.T.A. Interest rates were slightly lower in 1996 compared to 1995. Interest income decreased in 1996 compared to 1995, principally as a result of reduced cash balances reflecting cash used in operations and cash used at the beginning of November to consummate the Company's share repurchase program.

     INCOME TAXES. Because Italian companies are taxed in Italy on their individual results and are not able to file consolidated returns, one of the Company's Italian subsidiaries had income tax expense in 1996 and 1995 on interest income and gains on disposals of assets, despite consolidated operating losses from operations in both years.




                                       12b25-7

                            TRIDENT ROWAN GROUP, INC.
---------------------------------------------------------------------------
                     (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      MARCH 31, 1997           By        /s/ HOWARD E. CHASE
     -------------------------          ------------------------------------
                                             Howard E. Chase, President

          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION


     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).




                                       12b25-8